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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                               b2stores.com.Inc
________________________________________________________________________________
                               (Name of Issuer)


                   Common Stock, Par Value $0.01 Per Share
________________________________________________________________________________
                        (Title of Class of Securities)


                                  11776S 10 7
        _______________________________________________________________
                                (CUSIP Number)

                             Alan Schoenbaum, Esq.
                     Akin, Gump, Strauss, Hauer & Feld LLP
                            300 Convent, Suite 1500
                           San Antonio, Texas 78207
                                 210-281-7000
________________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              February 25, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

==============================================================================

         -----------------                                 ------------------
CUSIP NO.  11776S 10 7               13D                   Page 2 of 11 Pages
         -----------------                                 ------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. (Entities only)

        Enviro-Clean of America, Inc.
        Federal ID Number: 88-0386415
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF             2,000,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING              2,000,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       2,000,000

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       24.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
        CO

==============================================================================

         -----------------                                ------------------
CUSIP NO.  11776S 10 7                    13D             Page 3 of 11 Pages
         -----------------                                ------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. (Entities only)

       Richard Kandel
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
       PF & AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,066,666

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,166,667
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,066,666

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,166,667
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,233,333 (1)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

==============================================================================

    (1) Includes 100,000 shares held by Kandel & Son Profit Sharing Plan, of which Richard Kandel is the trustee; 66,667 shares held by Mint Corp. of New York, a company which is 50% owned by Richard Kandel, and 2,000,000 shares held by Enviro-Clean of America, Inc. , a company in which Richard Kandel is Chairman of the Board, and the majority shareholder. Richard Kandel disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

         -----------------                                  ------------------
CUSIP NO.  11776S 10 7                     13D              Page 4 of 11 Pages
         -----------------                                  ------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. (Entities only)

       Steven Etra
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       PF & AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            190,667

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,015,167
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             190,667

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,015,167
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       2,205,834 (2)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       27.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
       IN

==============================================================================

    (2) Includes 10,667 shares held by SRK Associates LLC, a company controlled by Steven Etra, 1,000 shares owned by Lances Property Development Pension Plan, 50% owned by Steven Etra, 2,000,000 shares of Enviro-Clean of America, Inc. a company in which Steven Etra is a minority shareholder and a director, and 3,500 shares held by Gemini Capital LLC, a company in which Steven Etra is secretary, director, and minority shareholder. Steven Etra disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein..

===============================================================================

         -----------------                                  ------------------
CUSIP NO.  11776S 10 7                   13D                Page 5 of 11 Pages
         -----------------                                  ------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. (Entities only)

         Randall Davis
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       United States citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              333,333

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            2,000,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               333,333

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            2,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       2,333,333 (3)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        29.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
        IN

==============================================================================

    (3) Includes 2,000,000 shares held by Enviro-Clean of America, Inc., of which Randall Davis is a minority shareholder, President, and a Director. Randall Davis disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

         ----------------                               ------------------
CUSIP No.  11776S 10 7               13D                Page 6 of 11 Pages
         ----------------                               ------------------


Item 1.  Security and Issuer.


    This schedule relates to the common stock, $ 0.01 par value per share ("Common Stock") of b2bstores.com, Inc. (the "Issuer"), a Deleware corporation. The Issuer has its principal executive office at 249 East Ocean Boulevard, Suite 620, Long Beach, California 90802.

Item 2.  Identity and Background.

    (a)- (b) Name and addresses of the reporting persons:

         Enviro-Clean of America, Inc., 211 Park Avenue, Hicksville, New York 11801.

         Richard Kandel, 211 Park Avenue, Hicksville, New York 11801.

         Randall Davis, 1023 Morales, San Antonio, Texas 78207.

         Steven Etra, 5830 57th Street, Maspeth, New York 11378

         Enviro-Clean of America, Inc., Richard Kandel, Randall Davis, and Steven Etra are collectively referred to as the "Reporting Persons."

    (c) Enviro-Clean is a company, organized under the laws of the State of Nevada, which is principally engaged in the sanitary product manufacturing and supply business.

         Richard Kandel
         Employer:  Enviro-Clean of America, Inc.
         Principal business:  sanitary product manufacturing and supply
         Address:  211 Park Avenue, Hicksville, New York 11801

         Randall Davis
         Employer:  Enviro-Clean of America, Inc.
         Principal business:  sanitary product manufacturing and supply
         Address:  1023 Morales, San Antonio, Texas 78207

         Steven Etra
         Employer:  Manufacturer's Corrugated Box Co., Inc.
         Principal business:  Manufacturing
         Address:  5830 57th Street, Maspeth, New York 11378

    (d)  -   (e)   During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of,

         --------------                                  ------------------
CUSIP No. 11776S 10 7                   13D              Page 7 of 11 Pages
         --------------                                  ------------------

    or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Citizenship.

          Richard Kandel, Randall Davis, and Steven Etra are United States citizens. Enviro-Clean of America is a corporation formed under the laws of the State of Nevada.

Item 3.  Source and Amount of Funds or Other Consideration.

     In June 1999, the reporting persons, along with other parties acquired 3,666,667 shares of Common Stock for $27,500 in the form of $11,000 in cash and the transfer to the Issuer of all the rights and interest in www.b2bstores.com and all related assets, including intellectual property. All other shares were purchased with personal funds. Of the shares, Enviro-Clean of America, Inc. received 2,000,000 shares, Richard Kandel received 1,000,000 shares, Mint Corp. of New York, a company controlled by Richard Kandel, received 66,667 shares, Randall Davis received 333,333 shares, and Steven Etra, received 66,667 shares. The remaining 200,000 shares went to nonaffiliates of the Reporting Persons.

     In August 1999 in a private offering by the Issuer, Richard Kandel purchased an additional 66,666 shares at $1.88 per share, Kandel and Sons Profit Sharing Plan, of which Richard Kandel is the trustee, bought 100,000 shares at $1.88 per share, Steven Etra purchased 92,000 shares at $1.88 per share, and SRK Associates, Inc., a company controlled by Steven Etra, purchased 10,667 shares at $1.88 per share. All purchases were made with personal funds of the Reporting Person or affiliate funds.

     On February 15, 2000, Steven Etra purchased 30,000 shares and Gemini Capital LLC, a company in which Steven Etra is an officer, director, and minority shareholder, purchased 3,500 shares at $8.00 per share as part of the Issuers initial public offering. Also on February 15, 2000, after trading of the registered shares commenced, Steven Etra purchased 2,000 shares at $7.625 per share. On February 25, 2000, Lances Property Development Pension Plan, a company 50% owned by Steven Etra, purchased 1,000 shares at $12.625. All of the purchases were made with personal funds of the Reporting Person or affiliate funds.

         --------------                                  ------------------
CUSIP No. 11776S 10 7                   13D              Page 8 of 11 Pages
         --------------                                  ------------------


Item 4.  Purpose of the Transaction.

     All of the shares purchased and/or acquired by the Reporting Persons are for investment purposes. The Reporting Persons may, from time to time depending upon market conditions and other investment consideration, purchase additional shares of the Common Stock or dispose of shares of the Common Stock.

     (a)  Not applicable.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.

     (g)  Not applicable.

     (h)  None.

     (i)  None.

     (j)  None.

Item 5.  Interest in Securities of the Issuer.

(a) - (b)

1) Enviro-Clean of America, Inc.:

     (i) As of the date hereof, Enviro-Clean of America, Inc., beneficially owns 2,000,000 shares of the Issuer's Common Stock, and such shares constitute approximately 24.9% of the total shares of the Issuer's Common Stock issued and outstanding as of the date hereof.

     (ii) Enviro-Clean of America has sole voting and disposition power over the 2,000,000 shares held in its name.

2) Richard Kandel:

     (i) As of the date hereof, Richard Kandel beneficially owns 3,233,333 shares of the Issuer's Common Stock, and such shares constitute approximately 40.37% of the total shares of the Issuer's Common Stock issued and outstanding as of the date hereof. Such shares beneficially owned by Richard Kandel include:
(1) 100,000 shares of Common Stock held by Kandel & Son Profit Sharing Plan, of which Richard Kandel is a trustee; (2) 66,6667 shares of Common Stock

         --------------                                  ------------------
CUSIP No. 11776S 10 7                   13D              Page 9 of 11 Pages
         --------------                                  ------------------



held by Mint Corp., a company 50% owned by Richard Kandel; and (3) 2,000,000 shares of common stock held by Enviro-Clean of America, Inc., a company in which Richard Kandel is majority shareholder and Chairman of the Board.

     (ii) Richard Kandel has sole voting and disposition power over the 1,066,667 shares he personally holds. Richard Kandel shares voting and disposition power over the 2,166,667 shares held by Enviro-Clean of America, Inc., Kandel & Son Profit Sharing Plan, and Mint Corp. of New York and disclaims beneficial ownership except to the extent of his pecuniary interest therein.

3) Steven Etra:

     (i) As of the date hereof, Steven Etra beneficially owns 2,205,834 shares of the Issuer's Common Stock, and such shares constitute approximately 27.5% of the total shares of the Issuer's Common Stock issued and outstanding as of the date hereof. Such shares beneficially owned by Steven Etra include: (1) 10,667 shares of Common Stock held by SRK Associates, a company controlled by Steven Etra; (2) 3,500 shares of Common Stock held by Gemini Capital LLC, a company in which Steven Etra is a minority shareholder and a director; (3) 2,000,000 shares of common stock held by Enviro-Clean of America, Inc., a company in which Steven Etra is a minority shareholder and a Director; and (4) 1,000 shares of common stock held by Lances Property Development Pension Plan, 50% owned by Steven Etra.

     (ii) Steven Etra has sole voting and disposition power over the 190,667 shares he personally holds. Steven Etra shares voting and disposition power of the 2,015,167 shares held by Lances Property Development Plan, Gemini Capital LLC, SRK Associates, LLC, and Enviro-Clean of America, Inc. Steven Etra disclaims ownership of these securities except to the extent of his pecuniary interest therein.

4) Randall Davis:

     (i) As of the date hereof, Randall Davis beneficially owns 2,333,333 shares of the Issuer's Common Stock, and such shares constitute approximately 29.0% of the total shares of the Issuer's Common Stock issued and outstanding as of the date hereof. Such shares beneficially owned by Randall Davis include 2,000,000 shares of common stock held by Enviro-Clean of America, Inc., a company in which Randall Davis is a minority shareholder, President and Director.

     (ii) Randall Davis has sole voting and disposition power over the 333,333 shares he personally holds. Randall Davis shares voting and disposition power of the 2,000,000 shares held by Enviro-Clean of America, Inc. and disclaims ownership of these securities except to the extent of his pecuniary interest therein.

(c) On February 15, 2000 the Issuer held its initial public offering in which Steven Etra and Gemini Capital took part. Steven Etra and Lances Development Property Pension Plan later

         --------------                                  -------------------
CUSIP No. 11776S 10 7                   13D              Page 10 of 11 Pages
         --------------                                  -------------------


     took part in purchases of the registered stock after trading began. All of these purchases are described in Item 3.

(d)  and (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     All shares of Common Stock held by the Reporting Persons are subject to lock-up agreements effective for 12 months from the effective date of the Issuer's Initial Public Offering of February 15, 2000. Other than the aforementioned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by the Reporting Persons are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.


Item 7.  Material to be Filed as Exhibits.



     Exhibit 1 Joint Filing Agreement, dated March 9, 2000, by and between Enviro-Clean of America, Inc., Richard Kandel, Steven Etra, and Randall Davis.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 9, 2000                Enviro-Clean of America, Inc.

                                    By: /s/ Randall Davis
                                        ----------------------------
                                    Randall Davis, President


                                    /s/ Richard Kandel
                                    --------------------------------
                                    Richard Kandel


                                    /s/ Steven Etra
                                    --------------------------------
                                    Steven Etra


                                    /s/ Randall Davis
                                    --------------------------------
                                    Randall Davis